**Exhibit 99.2**



# Associated Estates Realty Corporation
# First Quarter 2013
# Earnings Release and Supplemental Financial Information



Vista Germantown

515 Madison Street                                                          Phone:            (866) 306-5538

Nashville, Tennessee  37208                                          Web Site:     vistagermantown.com

**For more information, please contact:**
**Jeremy Goldberg**
(216) 797-8715

# Table of Contents

| | Page |
|---|---|
| Earnings Release | 3 |
| Financial and Operating Highlights | 5 |
| Condensed Consolidated Balance Sheets | 8 |
| Consolidated Statements of Operations and Comprehensive Income | 9 |
| Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD) | 10 |
| Discontinued Operations - QTD | 11 |
| Development Pipeline | 12 |
| Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures | 13 |
| Construction and Other Services, General and Administrative Expense, Development Costs and Personnel - Allocated | 14 |
| Same Community Data | 15 |
| Sequential Property Revenue | 17 |
| Sequential Property Operating Expenses | 18 |
| Sequential Property Net Operating Income (Property NOI) | 19 |
| First Quarter Property Revenue | 20 |
| First Quarter Property Operating Expenses | 21 |
| First Quarter Property Net Operating Income (Property NOI) | 22 |
| Debt Structure | 23 |
| 2013 Financial Outlook | 24 |
| Definitions of Non-GAAP Financial Measures | 25 |

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2013 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainties that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; elimination of, or limitation on, federal government support for Fannie Mae and/or Freddie Mac that might result in significantly reduced availability of mortgage financing sources as well as increases in interest rates for mortgage financing; the ability of the Company to refinance debt on favorable terms at maturity; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses; weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases and unanticipated repairs; inability of the Company to control operating expenses or achieve increases in revenue; shareholder ownership limitations that may discourage a takeover otherwise considered favorably by shareholders; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims that are not covered by the Company's insurance; catastrophic property damage losses that are not covered by the Company's insurance; the inability to acquire properties at prices consistent with the Company's investment criteria; risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located; and other uncertainties and risk factors addressed in documents filed by the Company with the Securities and Exchange Commission, including, without limitation, the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q.

**ASSOCIATED ESTATES REALTY CORPORATION REPORTS FIRST QUARTER RESULTS**
**First Quarter Same Community Revenue up 4.3 Percent**
**First Quarter Same Community NOI up 5.9 Percent**
**Quarter-End Same Community Physical Occupancy 96.6 Percent**

Cleveland, Ohio - April 23, 2013 - Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) announced today its financial results for the first quarter ended March 31, 2013. Funds from Operations (FFO) for the first quarter of 2013 was $0.31 per common share (diluted) compared to $0.25 per common share (diluted), for the first quarter of 2012. FFO as adjusted for the first quarter of 2013 was $0.31 per common share (diluted), compared to $0.29 per common share (diluted) for the first quarter of 2012, a 6.9% increase, after adjusting 2012 first quarter FFO for $1.7 million of loan prepayment costs and a credit of $279,000 for a refund of loan defeasance costs. There were no FFO adjustments in the first quarter of 2013.

Net income applicable to common shares was $10.3 million, or $0.20 per common share (diluted), for the quarter ended March 31, 2013. This compared to a net loss applicable to common shares of $2.1 million, or $(0.05) per common share (diluted), for the quarter ended March 31, 2012.

"It was another strong quarter for Associated Estates. Operating fundamentals remain solid and the propensity to rent apartments continues at a generational high," said Jeffrey I. Friedman, President and Chief Executive Officer.

A reconciliation of net income (loss) attributable to the Company to FFO, and to FFO as adjusted, is included on page 10.

**Quarterly Same Community Portfolio Results**

Net operating income (NOI) for the first quarter of 2013 for the Company's same community portfolio increased 5.9% compared to the first quarter of 2012. Revenue increased 4.3% and property operating expenses increased 2.0%. Physical occupancy was 96.6% at the end of the first quarter compared to 97.4% at the end of the first quarter of 2012. Average monthly net rent collected per unit for the same community properties was $1,094 compared to $1,051 for the first quarter of 2012, a 4.1% increase.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 15 through 22.

**2013 Outlook**

The Company reaffirmed its full year FFO as adjusted guidance range of $1.29 to $1.33 per common share (diluted). Detailed assumptions relating to the Company's guidance can be found on page 24.

**Capital Markets Activity**

On January 22, 2013, the Company completed the issuance of $150 million of unsecured Senior Notes. The notes were offered in a private placement with two maturity tranches: $63 million 8-year maturity at 4.02% and $87 million 10-year maturity at 4.45%. The $150 million total issuance has a weighted average term of 9.2 years at a weighted average interest rate of 4.27%. Proceeds from the issuance were used to repay borrowings under the Company's credit facility.

## Transactional Activity

On March 22, 2013, the Company sold Idlewylde Apartments, an 843-unit property located in Duluth, GA. Proceeds from the sale were used to repay all outstanding borrowings under the Company's credit facility.

## Conference Call

A conference call to discuss the Company's first quarter results will be held on April 24, 2013 at 2:00 p.m. Eastern. To participate in the call:

**Via Telephone:** The dial-in number is (800) 860-2442, and the passcode is "Estates." The call will be archived through May 8, 2013. The dial-in number for the replay is (877) 344-7529, and the conference number for the replay is 10026683.

**Via the Internet (listen only):** Access the Company's website at AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "First Quarter 2013 Earnings Conference Call" link. The webcast will be archived for 90 days.

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**For the Three Months Ended March 31, 2013 and 2012**
*(Unaudited; in thousands, except per share and ratio data)*

|  | Three Months Ended March 31, | | | |
|  | 2013 | | 2012 | |
|---|---|---|---|---|
| **OPERATING INFORMATION** | | | | |
| Total revenue | $ | 44,993 | $ | 38,207 |
| Property revenue | $ | 44,681 | $ | 38,207 |
| Net income (loss) attributable to AERC | $ | 10,346 | $ | (2,081) |
| Per share - basic | $ | 0.21 | $ | (0.05) |
| Per share - diluted | $ | 0.20 | $ | (0.05) |
| Funds from Operations (FFO) [1] | $ | 15,589 | $ | 10,666 |
| FFO as adjusted [1] | $ | 15,589 | $ | 12,130 |
| FFO per share - diluted | $ | 0.31 | $ | 0.25 |
| FFO as adjusted per share - diluted | $ | 0.31 | $ | 0.29 |
| Funds Available for Distribution (FAD) [1] | $ | 14,720 | $ | 11,728 |
| Dividends per share | $ | 0.19 | $ | 0.17 |
| Payout ratio - FFO | | 61.3% | | 68.0% |
| Payout ratio - FFO as adjusted | | 61.3% | | 58.6% |
| Payout ratio - FAD | | 65.5% | | 60.7% |
| General and administrative expense | $ | 4,958 | $ | 4,369 |
| Development costs | $ | 262 | $ | 310 |
| Personnel - allocated | $ | 1,062 | $ | 894 |
| Interest expense [2] | $ | 6,927 | $ | 7,173 |
| Capitalized interest | $ | 476 | $ | 207 |
| Interest coverage ratio [3] | | 2.99:1 | | 2.51:1 |
| Fixed charge coverage ratio [4] | | 2.99:1 | | 2.51:1 |
| General and administrative expense to property revenue | | 11.1% | | 11.4% |
| Personnel - allocated to property revenue | | 2.4% | | 2.3% |
| Interest expense to property revenue [2] | | 15.5% | | 18.8% |
| Property NOI [5] | $ | 27,589 | $ | 23,135 |
| ROA [6] | | 8.0% | | 7.7% |
| Same Community revenue increase | | 4.3% | | 6.3% |
| Same Community expense increase | | 2.0% | | 1.6% |
| Same Community NOI increase | | 5.9% | | 9.5% |
| Same Community operating margins | | 61.6% | | 60.7% |

(1) See page 10 for a reconciliation of net income (loss) attributable to AERC to these non-GAAP measurements and page 25 for our definition of these non-GAAP measurements.

(2) Excludes amortization of financing fees of $494 for 2013 and $671 for 2012. The three months ended 2012 also excludes $1.7 million of prepayment costs and $(279) for refunds on previously defeased loan.

(3) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/refunds. Individual line items in this calculation include results from discontinued operations where applicable. See page 26 for a reconciliation of net income (loss) applicable to common shares to EBITDA and our definition of EBITDA.

(4) Represents interest expense, including capitalized interest, and preferred stock dividend payment coverage, excluding prepayment costs/refunds. Individual line items in this calculation include discontinued operations where applicable.

(5) See page 27 for a reconciliation of net income (loss) attributable to AERC to this non-GAAP measurement and our definition of this non-GAAP measurement.

(6) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding properties currently under development or held for sale. Gross real estate assets for acquired properties are prorated based upon the percentage of time owned.

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**First Quarter 2013**
*(Unaudited; in thousands, except per share and ratio data)*

| | March 31, 2013 | December 31, 2012 |
|---|---|---|
| **CAPITALIZATION DATA** | | |
| Net real estate assets | $ 1,079,458 | $ 1,139,917 |
| Total assets | $ 1,128,148 | $ 1,172,477 |
| | | |
| Debt | $ 675,255 | $ 716,778 |
| Noncontrolling redeemable interest | $ 2,084 | $ 3,078 |
| Total shareholders' equity attributable to AERC | $ 403,965 | $ 403,398 |
| | | |
| Common shares outstanding | 50,368 | 49,527 |
| Share price, end of period | $ 18.64 | $ 16.12 |
| | | |
| Total capitalization | $ 1,614,115 | $ 1,515,153 |
| | | |
| Undepreciated book value of real estate assets | $ 1,450,536 | $ 1,511,647 |
| | | |
| Debt to undepreciated book value of real estate assets | 46.6% | 47.4% |
| | | |
| Secured debt to undepreciated book value | 25.9% | 24.9% |
| | | |
| Annual dividend | $ 0.76 | $ 0.72 |
| | | |
| Annual dividend yield based on share price, end of period | 4.1% | 4.5% |

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**First Quarter 2013**

| | Properties | Number of Units | Average Age |
|---|---|---|---|
| **PORTFOLIO INFORMATION** | | | |
| Company Portfolio: | | | |
| Same Community: | | | |
| Midwest | 27 | 6,362 | 20 |
| Mid-Atlantic | 10 | 3,053 | 12 |
| Southeast | 7 | 1,848 | 16 |
| Southwest | 2 | 446 | 15 |
| Total Same Community | 46 | 11,709 | 17 |
| | | | |
| Acquisitions | 4 | 1,156 | 5 |
| Development [1] | 1 | 242 | 1 |
| Total Company Portfolio | 51 | 13,107 | 16 |

(1)   Represents a 242-unit community located in Nashville, Tennessee.

7

**Associated Estates Realty Corporation**
**Condensed Consolidated Balance Sheets**
**First Quarter 2013**
*(Unaudited; dollar amount in thousands)*

| | March 31, 2013 | December 31, 2012 |
|---|---|---|
| **ASSETS** | | |
| Real estate assets | | |
| Investment in real estate | $ 1,435,936 | $ 1,501,198 |
| Construction in progress | 14,600 | 10,449 |
| Less: Accumulated depreciation | (371,078) | (371,730) |
| Net real estate | 1,079,458 | 1,139,917 |
| Cash and cash equivalents | 19,549 | 4,740 |
| Restricted cash | 4,961 | 4,429 |
| Other assets | 24,180 | 23,391 |
| **Total assets** | $ 1,128,148 | $ 1,172,477 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Mortgage notes payable | $ 375,255 | $ 376,278 |
| Unsecured notes | 150,000 | — |
| Unsecured revolving credit facility | — | 190,500 |
| Unsecured term loan | 150,000 | 150,000 |
| Total debt | 675,255 | 716,778 |
| Accounts payable and other liabilities | 46,844 | 49,223 |
| **Total liabilities** | 722,099 | 766,001 |
| | | |
| Noncontrolling redeemable interest | 1,734 | 1,734 |
| | | |
| Equity | | |
| Common shares, without par value; $.10 stated value; 91,000,000 authorized; | | |
| 50,368,193 issued and outstanding at March 31, 2013 and | | |
| 49,526,639 issued and outstanding at December 31, 2012, respectively | 5,037 | 4,953 |
| Paid-in capital | 634,402 | 634,587 |
| Accumulated distributions in excess of accumulated net income | (232,428) | (233,208) |
| Accumulated other comprehensive loss | (3,046) | (2,934) |
| **Total shareholders' equity attributable to AERC** | 403,965 | 403,398 |
| Noncontrolling interest | 350 | 1,344 |
| **Total equity** | 404,315 | 404,742 |
| **Total liabilities and equity** | $ 1,128,148 | $ 1,172,477 |

**Associated Estates Realty Corporation**
**Consolidated Statements of Operations and Comprehensive Income**
**Three Months Ended March 31, 2013 and 2012**
*(Unaudited; dollar and share amounts in thousands)*

| | Three Months Ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | | 2013 | | 2012 |
| **REVENUE** | | | | |
| Property revenue | $ | 44,681 | $ | 38,207 |
| Office revenue | | 312 | | — |
| Total revenue | | 44,993 | | 38,207 |
| | | | | |
| **EXPENSES** | | | | |
| Property operating and maintenance | | 17,092 | | 15,072 |
| Depreciation and amortization | | 14,383 | | 11,874 |
| Construction and other services | | — | | 70 |
| General and administrative | | 4,958 | | 4,369 |
| Development costs | | 262 | | 310 |
| Total expenses | | 36,695 | | 31,695 |
| Operating income | | 8,298 | | 6,512 |
| Interest expense | | (7,421) | | (9,308) |
| Income (loss) from continuing operations | | 877 | | (2,796) |
| Income from discontinued operations: | | | | |
| Operating income, net of interest expense | | 690 | | 750 |
| Gain (loss) on disposition of properties | | 8,796 | | (40) |
| Income from discontinued operations | | 9,486 | | 710 |
| **Net income (loss)** | | 10,363 | | (2,086) |
| Net (income) loss attributable to noncontrolling redeemable interest | | (17) | | 5 |
| **Net income (loss) attributable to AERC** | $ | 10,346 | $ | (2,081) |
| Allocation to participating securities | | (48) | | — |
| **Net income applicable to common shares** | $ | 10,298 | $ | (2,081) |
| | | | | |
| **Earnings per common share - basic:** | | | | |
| Income (loss) from continuing operations applicable to common shares | $ | 0.02 | $ | (0.07) |
| Income from discontinued operations | | 0.19 | | 0.02 |
| Net income (loss) applicable to common shares - basic | $ | 0.21 | $ | (0.05) |
| | | | | |
| **Earnings per common share - diluted:** | | | | |
| Income (loss) from continuing operations applicable to common shares | $ | 0.02 | $ | (0.07) |
| Income from discontinued operations | | 0.18 | | 0.02 |
| Net income (loss) applicable to common shares - diluted | $ | 0.20 | $ | (0.05) |
| | | | | |
| **Comprehensive income:** | | | | |
| Net income (loss) | $ | 10,363 | $ | (2,086) |
| Other comprehensive income: | | | | |
| Change in fair value and reclassification of hedge instruments | | (112) | | 23 |
| Total comprehensive income (loss) | | 10,251 | | (2,063) |
| Comprehensive (income) loss attributable to noncontrolling interests | | (17) | | 5 |
| Total comprehensive income (loss) attributable to AERC | $ | 10,234 | $ | (2,058) |
| | | | | |
| Weighted average shares outstanding - basic | | 49,634 | | 42,343 |
| | | | | |
| Weighted average shares outstanding - diluted | | 50,280 | | 42,343 |

**Associated Estates Realty Corporation**
**Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)**
**For the Three Months Ended March 31, 2013 and 2012**
*(In thousands; except per share data)*

| | | Three Months Ended March 31, | | |
| --- | --- | --- | --- | --- |
| | | **2013** | | **2012** |
| **CALCULATION OF FFO AND FAD** | | | | |
| Net income (loss) attributable to AERC | | $ 10,346 | $ | (2,081) |
| | | | | |
| Add: | Depreciation - real estate assets | 12,834 | | 11,614 |
| | Amortization of intangible assets | 1,205 | | 1,093 |
| Less: | Gain on disposition of properties | (8,796) | | 40 |
| | | | | |
| | **Funds from Operations (FFO)** [(1)] | 15,589 | | 10,666 |
| | | | | |
| Add: | Prepayment costs | — | | 1,743 |
| Less: | Refund of defeasance costs on previously defeased loan | — | | (279) |
| | | | | |
| | **Funds from Operations as adjusted** [(1)] | 15,589 | | 12,130 |
| | | | | |
| Add: | Depreciation - other assets | 522 | | 524 |
| | Amortization of deferred financing fees | 494 | | 680 |
| Less: | Recurring fixed asset additions [(2)] | (1,885) | | (1,606) |
| | **Funds Available for Distribution (FAD)** [(1)] | $ 14,720 | $ | 11,728 |
| | | | | |
| Weighted average shares outstanding - diluted [(3)] | | 50,280 | | 42,343 |
| | | | | |
| **PER SHARE INFORMATION:** | | | | |
| FFO - diluted | | $ 0.31 | $ | 0.25 |
| FFO as adjusted - diluted | | $ 0.31 | $ | 0.29 |
| Dividends | | $ 0.19 | $ | 0.17 |
| | | | | |
| Payout ratio - FFO | | 61.3% | | 68.0% |
| Payout ratio - FFO as adjusted | | 61.3% | | 58.6% |
| Payout ratio - FAD | | 65.5% | | 60.7% |

(1) See page 25 for our definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculations include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.

(3) The Company has excluded 83 stock options for the three months ended March 31, 2013 as their inclusion would be anti-dilutive. The Company has also excluded 499 common share equivalents from the three months ended March 31, 2012 calculation, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

**Associated Estates Realty Corporation**
**Discontinued Operations** [1]
**Three Months Ended March 31, 2013 and 2012**
*(Unaudited; dollar amounts in thousands)*

| | Three Months Ended March 31, | | | |
|---|---|---|---|---|
| | 2013 | | 2012 | |
| **REVENUE** | | | | |
| Property revenue | $ | 1,923 | $ | 4,724 |
| | | | | |
| **EXPENSES** | | | | |
| Property operating and maintenance | | 1,055 | | 2,372 |
| Depreciation and amortization | | 178 | | 1,357 |
| Total expenses | | 1,233 | | 3,729 |
| Operating income | | 690 | | 995 |
| Interest expense | | — | | (245) |
| Gain (loss) on disposition of properties | | 8,796 | | (40) |
| **Income from discontinued operations** | $ | 9,486 | $ | 710 |

(1)   The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations.  Real estate assets that are classified as held for sale are also reported as discontinued operations.  The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved.  In many transactions, these contingencies are not satisfied until the actual closing of the transaction.  Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above is one property disposed of in 2013 and six properties disposed of in 2012.

## Associated Estates Realty Corporation
## Development Pipeline
## As of March 31, 2013

*(Unaudited; dollar amounts in thousands)*

**This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.**

### Current Developments

| Under Construction | Ownership % | Total Units | Total Estimated Capital Cost [1] | Cost to Date | Total Debt | Estimated/Actual Dates for Construction Start | Initial Occupancy | Construction Completion | Stabilized Operations [2] | % Leased | % Occupied |
|---|---|---|---|---|---|---|---|---|---|---|---|
| San Raphael Phase II<br>Dallas, TX | 100.0% | 99 | $ 13,750 | $ 6,572 | $ — | Q2 2012 | Q3 2013 | Q4 2013 | Q1 2014 | N/A | N/A |
| Bethesda<br>Bethesda, MD | 97.0% [4] | 140 | $ 53,400 | $ 16,386 | $ — | Q4 2012 | Q4 2014 | Q1 2015 | Q3 2015 | N/A | N/A |
| Cantabria<br>Dallas, TX | 100.0% | 249 | $ 56,800 | $ 9,270 | $ — | Q2 2013 | Q3 2014 | Q1 2015 | Q2 2015 | N/A | N/A |
| Total | | 488 | $ 123,950 | $ 32,228 | — | | | | | | |

### Future Development Pipeline - Unimproved Land

| Name | Location | Ownership % | Estimated Number of Units [3] | Cost to Date |
|---|---|---|---|---|
| The Desmond on Wilshire | Los Angeles, California | 100.0% | 175 | $ 20,193 |
| Total | | | 175 | $ 20,193 |

(1) Total capital cost represents estimated costs for projects under development inclusive of all capitalized costs in accordance with GAAP.

(2) We define stabilized occupancy as the earlier of the attainment of 93.0% physical occupancy or one year after the completion of construction.

(3) Based on current projections as of April 23, 2013.

(4) Ownership percentage based on current equity of the joint venture and is subject to change based on changes in total equity. Joint venture partner contribution is $350.

**Associated Estates Realty Corporation**
**Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures**
*(In thousands; except estimated GAAP useful life and cost per unit)*

| | Estimated GAAP Useful Life (Years) | Three Months Ended March 31, 2013 Amount | Cost Per Unit [1] |
|---|---|---|---|
| **OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE** | | | |
| Repairs and maintenance [2] | | $ 2,611 | $ 193 |
| Maintenance personnel labor cost [2] | | 1,918 | 142 |
| Total Operating Expenses Related to Repairs and Maintenance | | 4,529 | 335 |
| | | | |
| **CAPITAL EXPENDITURES** | | | |
| Recurring Capital Expenditures [3] | | | |
| Amenities | 5 | 322 | 24 |
| Appliances | 5 | 238 | 18 |
| Building improvements | 14 | 205 | 15 |
| Carpet and flooring | 5 | 645 | 48 |
| Furnishings | 5 | 32 | 2 |
| Office/Model | 5 | 85 | 6 |
| HVAC and mechanicals | 15 | 186 | 14 |
| Landscaping and grounds | 14 | 47 | 3 |
| Unit improvements | 5 | 102 | 8 |
| Total Recurring Capital Expenditures - Properties | | 1,862 | 138 |
| Corporate capital expenditures | | 23 | 2 |
| Total Recurring Capital Expenditures | | 1,885 | 140 |
| **Total Recurring Capital Expenditures and Repairs and Maintenance** | | $ 6,414 | $ 475 |
| | | | |
| Total Recurring Capital Expenditures | | $ 1,885 | |
| Investment/Revenue Enhancing/Non-Recurring Expenditures [4] | | | |
| Building improvements - unit upgrades | Various | 22 | |
| Building improvements - other | 20 | 13 | |
| Total Investment/Revenue Enhancing/Non-Recurring Expenditures | | 35 | |
| **Grand Total Capital Expenditures** | | $ 1,920 | |

(1)  Calculated using weighted average units owned during the three months ended March 31, 2013 of 13,511.

(2)  Included in property operating and maintenance expense in the Consolidated Statements of Operations and Comprehensive Income.

(3)  See page 27 for our definition of recurring fixed asset additions.

(4)  See page 27 for our definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

**Associated Estates Realty Corporation**
**Construction and Other Services, General and Administrative Expense, Development Costs**
  **and Personnel - Allocated**
**For the Three Months Ended March 31, 2013 and 2012**
*(Unaudited; in thousands)*

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2013 | 2012 |
| **Construction and Other Services** | | |
| Revenue | $ — | $ — |
| Expense | — | 70 |
| Construction and other services net loss | $ — | $ (70) |
| | | |
| **General and Administrative, Development Costs** | | |
| **and Personnel - Allocated** | | |
| General and administrative expense [1] | $ 4,958 | $ 4,369 |
| Development costs | 262 | 310 |
| Personnel - allocated [2] | 1,062 | 894 |
| Total expense | $ 6,282 | $ 5,573 |

[1] As reported per the Consolidated Statement of Operations and Comprehensive Income.

[2] Represents general and administrative expense allocations to property operating and maintenance expenses.

**Associated Estates Realty Corporation**
**Same Community Data**
**Operating Results for the Last Five Quarters**

*(Unaudited; in thousands, except unit totals and per unit amounts)*

| | | Quarter Ended | | | |
| | March 31, 2013 | December 31, 2012 | September 30, 2012 | June 30, 2012 | March 31, 2012 |
|---|---|---|---|---|---|
| **Property Revenue** | $ 39,723 | $ 39,731 | $ 39,707 | $ 38,873 | $ 38,072 |
| **Property Operating and** | | | | | |
| **Maintenance Expenses** | | | | | |
| Personnel - on site | 3,391 | 3,362 | 3,348 | 3,347 | 3,466 |
| Personnel - allocated | 945 | 946 | 943 | 917 | 894 |
| Advertising | 415 | 400 | 420 | 415 | 403 |
| Utilities | 1,813 | 1,756 | 1,924 | 1,708 | 1,797 |
| Repairs and maintenance | 2,216 | 2,071 | 2,657 | 2,640 | 2,277 |
| Real estate taxes and insurance | 5,443 | 5,158 | 5,485 | 5,277 | 5,145 |
| Other operating | 1,030 | 1,014 | 953 | 968 | 977 |
| **Total Expenses** | 15,253 | 14,707 | 15,730 | 15,272 | 14,959 |
| | | | | | |
| **Property Net Operating Income** | $ 24,470 | $ 25,024 | $ 23,977 | $ 23,601 | $ 23,113 |
| | | | | | |
| **Operating Margin** | 61.6% | 63.0% | 60.4% | 60.7% | 60.7% |
| | | | | | |
| **Personnel - Allocated to** | | | | | |
| **Property Revenue** | 2.4% | 2.4% | 2.4% | 2.4% | 2.3% |
| | | | | | |
| **Total Number of Units** | 11,709 | 11,709 | 11,709 | 11,709 | 11,709 |
| | | | | | |
| **NOI Per Unit** | $ 2,090 | $ 2,137 | $ 2,048 | $ 2,016 | $ 1,974 |
| | | | | | |
| **Average Net Rents Per Unit** [1] | $ 1,142 | $ 1,142 | $ 1,131 | $ 1,112 | $ 1,102 |
| | | | | | |
| **Average Net Rent Collected Per Unit** [2] | $ 1,094 | $ 1,095 | $ 1,091 | $ 1,070 | $ 1,051 |
| | | | | | |
| **Physical Occupancy - End of Period** [3] | 96.6% | 96.1% | 97.3% | 97.3% | 97.4% |

(1) Represents gross potential rents less concessions.

(2) Represents gross potential rents less vacancies and concessions.

(3) Is defined as number of units occupied divided by total number of units.

**Associated Estates Realty Corporation**
**Same Community Data**
**As of March 31, 2013 and 2012**
*(Unaudited)*

| | No. of Units | Average Age [6] | Net Rent Collected per Unit [1] | | | Net Rents per Unit [2] | | | Average Rent per Unit [3] | | | Physical Occupancy [4] | | Turnover Ratio [5] | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Q1 2013 | Q1 2012 | % Change | Q1 2013 | Q1 2012 | % Change | Q1 2013 | Q1 2012 | % Change | Q1 2013 | Q1 2012 | Q1 2013 | Q1 2012 |
| **Midwest Properties** | | | | | | | | | | | | | | | |
| Indiana | 836 | 17 | $ 856 | $ 858 | (0.2)% | $ 890 | $ 889 | 0.1% | $ 895 | $ 923 | (3.0)% | 97.0% | 98.0% | 34.0% | 44.0% |
| Southeast Michigan | 1,778 | 20 | 893 | 844 | 5.8 % | 936 | 876 | 6.8% | 941 | 924 | 1.8 % | 96.6% | 97.6% | 38.2% | 39.1% |
| Western Michigan | 438 | 22 | 825 | 762 | 8.3 % | 843 | 790 | 6.7% | 844 | 813 | 3.8 % | 99.3% | 98.9% | 42.9% | 42.0% |
| Central Ohio | 2,007 | 22 | 902 | 865 | 4.3 % | 945 | 903 | 4.7% | 947 | 914 | 3.6 % | 96.4% | 98.7% | 52.2% | 43.6% |
| Northeast Ohio | 1,303 | 18 | 1,051 | 1,003 | 4.8 % | 1,099 | 1,037 | 6.0% | 1,102 | 1,058 | 4.2 % | 96.9% | 97.6% | 48.2% | 42.7% |
| Total Midwest | 6,362 | 20 | 918 | 879 | 4.4 % | 960 | 913 | 5.1% | 963 | 940 | 2.4 % | 96.8% | 98.1% | 44.5% | 42.1% |
| | | | | | | | | | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | | | | | | | | | |
| Maryland | 315 | 27 | 1,481 | 1,447 | 2.3 % | 1,551 | 1,514 | 2.4% | 1,558 | 1,548 | 0.6 % | 95.9% | 96.8% | 26.7% | 36.8% |
| Metro DC | 602 | 18 | 1,614 | 1,537 | 5.0 % | 1,674 | 1,632 | 2.6% | 1,679 | 1,655 | 1.5 % | 97.0% | 95.2% | 41.9% | 49.8% |
| Northern Virginia | 1,272 | 8 | 1,503 | 1,426 | 5.4 % | 1,571 | 1,520 | 3.4% | 1,577 | 1,557 | 1.3 % | 96.4% | 96.2% | 46.9% | 52.8% |
| Southeast Virginia | 864 | 7 | 1,129 | 1,116 | 1.2 % | 1,188 | 1,180 | 0.7% | 1,194 | 1,225 | (2.5)% | 95.0% | 97.1% | 47.2% | 49.5% |
| Total Mid-Atlantic | 3,053 | 12 | 1,417 | 1,362 | 4.0 % | 1,481 | 1,445 | 2.5% | 1,487 | 1,481 | 0.4 % | 96.1% | 96.3% | 43.9% | 49.7% |
| | | | | | | | | | | | | | | | |
| **Southeast Properties** | | | | | | | | | | | | | | | |
| Central Florida | 288 | 10 | 1,037 | 993 | 4.4 % | 1,083 | 1,045 | 3.6% | 1,089 | 1,136 | (4.1)% | 96.5% | 96.5% | 45.8% | 55.6% |
| Southeast Florida | 1,206 | 15 | 1,283 | 1,250 | 2.6 % | 1,339 | 1,313 | 2.0% | 1,342 | 1,412 | (5.0)% | 96.0% | 96.7% | 47.1% | 50.4% |
| Georgia | 354 | 21 | 1,025 | 983 | 4.3 % | 1,060 | 1,017 | 4.2% | 1,062 | 1,061 | 0.1 % | 98.0% | 96.9% | 42.9% | 47.5% |
| Total Southeast | 1,848 | 16 | 1,195 | 1,159 | 3.1 % | 1,245 | 1,215 | 2.5% | 1,249 | 1,302 | (4.1)% | 96.5% | 96.7% | 46.1% | 50.6% |
| | | | | | | | | | | | | | | | |
| **Southwest Properties** | | | | | | | | | | | | | | | |
| Texas | 446 | 15 | 971 | 926 | 4.9 % | 1,004 | 979 | 2.6% | 1,011 | 1,057 | (4.4)% | 96.2% | 97.5% | 57.4% | 52.0% |
| Total Southwest | 446 | 15 | 971 | 926 | 4.9 % | 1,004 | 979 | 2.6% | 1,011 | 1,057 | (4.4)% | 96.2% | 97.5% | 57.4% | 52.0% |
| | | | | | | | | | | | | | | | |
| **Total/Average Same Community** | 11,709 | 17 | $ 1,094 | $ 1,051 | 4.1 % | $ 1,142 | $ 1,102 | 3.6% | $ 1,147 | $ 1,143 | 0.3 % | 96.6% | 97.4% | 45.1% | 45.8% |

(1)   Represents gross potential rents less vacancies and concessions for all units divided by the number of units in a market.
(2)   Represents gross potential rents less concessions for all units divided by the number of units in a market.
(3)   Represents gross potential rents for all units divided by the number of units in a market.
(4)   Represents physical occupancy at the end of the quarter.
(5)   Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.
(6)   Age shown in years.

**Associated Estates Realty Corporation**
**Sequential Property Revenue**
**For the Three Months Ended March 31, 2013 and December 31, 2012**
*(Unaudited; in thousands, except unit totals)*

| | No. of Units | Q1 Physical Occupancy [1] | Q4 Physical Occupancy [1] | Q1 2013 Revenue | Q4 2012 Revenue | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Property Revenue** | | | | | | | |
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.0% | 96.1% | $ 2,219 | $ 2,256 | $ (37) | (1.6)% |
| Southeast Michigan | 1,778 | 96.6% | 95.5% | 4,935 | 4,958 | (23) | (0.5)% |
| Western Michigan | 438 | 99.3% | 98.6% | 1,154 | 1,140 | 14 | 1.2 % |
| Central Ohio | 2,007 | 96.4% | 96.3% | 5,665 | 5,696 | (31) | (0.5)% |
| Northeast Ohio | 1,303 | 96.9% | 95.1% | 4,308 | 4,288 | 20 | 0.5 % |
| Total Midwest Properties | 6,362 | 96.8% | 96.0% | 18,281 | 18,338 | (57) | (0.3)% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Maryland | 315 | 95.9% | 96.8% | 1,420 | 1,408 | 12 | 0.9 % |
| Metro DC | 602 | 97.0% | 96.8% | 2,964 | 2,932 | 32 | 1.1 % |
| Northern Virginia | 1,272 | 96.4% | 95.6% | 5,922 | 5,982 | (60) | (1.0)% |
| Southeast Virginia | 864 | 95.0% | 95.7% | 2,992 | 3,017 | (25) | (0.8)% |
| Total Mid-Atlantic Properties | 3,053 | 96.1% | 96.0% | 13,298 | 13,339 | (41) | (0.3)% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Central Florida | 288 | 96.5% | 97.9% | 924 | 913 | 11 | 1.2 % |
| Southeast Florida | 1,206 | 96.0% | 96.4% | 4,771 | 4,715 | 56 | 1.2 % |
| Georgia | 354 | 98.0% | 96.3% | 1,112 | 1,121 | (9) | (0.8)% |
| Total Southeast Properties | 1,848 | 96.5% | 96.6% | 6,807 | 6,749 | 58 | 0.9 % |
| | | | | | | | |
| **Southwest Properties** | | | | | | | |
| Texas | 446 | 96.2% | 97.5% | 1,337 | 1,305 | 32 | 2.5 % |
| Total Southwest Properties | 446 | 96.2% | 97.5% | 1,337 | 1,305 | 32 | 2.5 % |
| **Total Same Community** | **11,709** | **96.6%** | **96.1%** | **39,723** | **39,731** | **(8)** | **0.0 %** |
| | | | | | | | |
| **Acquisitions [2]** | | | | | | | |
| North Carolina | 760 | 96.2% | 94.3% | 2,493 | 2,438 | 55 | 2.3 % |
| Texas | 396 | 96.5% | 94.4% | 1,393 | 1,323 | 70 | 5.3 % |
| | | | | | | | |
| **Development** | | | | | | | |
| Tennessee | 242 | 97.9% | 97.1% | 1,072 | 1,047 | 25 | 2.4 % |
| | | | | | | | |
| Total Property Revenue | 13,107 | 96.6% | 96.0% | $ 44,681 | $ 44,539 | $ 142 | 0.3 % |

(1)   Represents physical occupancy at the end of the quarter.

(2)   We define acquisition properties as acquired properties which have been owned less than one year.

**Associated Estates Realty Corporation**
**Sequential Property Operating Expenses**
**For the Three Months Ended March 31, 2013 and December 31, 2012**
*(Unaudited; in thousands, except unit totals)*

| | No. of Units | Q1 Physical Occupancy [1] | Q4 Physical Occupancy [1] | Q1 2013 Expenses | Q4 2012 Expenses | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Property Operating Expenses** | | | | | | | |
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.0% | 96.1% | $ 809 | $ 843 | $ (34) | (4.0)% |
| Southeast Michigan | 1,778 | 96.6% | 95.5% | 1,980 | 1,954 | 26 | 1.3 % |
| Western Michigan | 438 | 99.3% | 98.6% | 506 | 467 | 39 | 8.4 % |
| Central Ohio | 2,007 | 96.4% | 96.3% | 2,464 | 2,442 | 22 | 0.9 % |
| Northeast Ohio | 1,303 | 96.9% | 95.1% | 1,649 | 1,586 | 63 | 4.0 % |
| Total Midwest Properties | 6,362 | 96.8% | 96.0% | 7,408 | 7,292 | 116 | 1.6 % |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Maryland | 315 | 95.9% | 96.8% | 494 | 471 | 23 | 4.9 % |
| Metro DC | 602 | 97.0% | 96.8% | 941 | 809 | 132 | 16.3 % |
| Northern Virginia | 1,272 | 96.4% | 95.6% | 1,916 | 1,867 | 49 | 2.6 % |
| Southeast Virginia | 864 | 95.0% | 95.7% | 907 | 897 | 10 | 1.1 % |
| Total Mid-Atlantic Properties | 3,053 | 96.1% | 96.0% | 4,258 | 4,044 | 214 | 5.3 % |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Central Florida | 288 | 96.5% | 97.9% | 384 | 347 | 37 | 10.7 % |
| Southeast Florida | 1,206 | 96.0% | 96.4% | 2,098 | 1,958 | 140 | 7.2 % |
| Georgia | 354 | 98.0% | 96.3% | 493 | 479 | 14 | 2.9 % |
| Total Southeast Properties | 1,848 | 96.5% | 96.6% | 2,975 | 2,784 | 191 | 6.9 % |
| | | | | | | | |
| **Southwest Properties** | | | | | | | |
| Texas | 446 | 96.2% | 97.5% | 612 | 587 | 25 | 4.3 % |
| Total Southwest Properties | 446 | 96.2% | 97.5% | 612 | 587 | 25 | 4.3 % |
| **Total Same Community** | **11,709** | **96.6%** | **96.1%** | **15,253** | **14,707** | **546** | **3.7 %** |
| | | | | | | | |
| **Acquisitions [2]** | | | | | | | |
| North Carolina | 760 | 96.2% | 94.3% | 812 | 825 | (13) | (1.6)% |
| Texas | 396 | 96.5% | 94.4% | 675 | 506 | 169 | 33.4 % |
| | | | | | | | |
| **Development** | | | | | | | |
| Tennessee | 242 | 97.9% | 97.1% | 352 | 285 | 67 | 23.5 % |
| | | | | | | | |
| Total Property Operating Expenses | 13,107 | 96.6% | 96.0% | $ 17,092 | $ 16,323 | $ 769 | 4.7 % |

(1)   Represents physical occupancy at the end of the quarter.

(2)   We define acquisition properties as acquired properties which have been owned less than one year.

**Associated Estates Realty Corporation**
**Sequential Property Net Operating Income (Property NOI)**
**For the Three Months Ended March 31, 2013 and December 31, 2012**
*(Unaudited; in thousands, except unit totals)*

| | No. of Units | Q1 Physical Occupancy [2] | Q4 Physical Occupancy [2] | Q1 2013 NOI | Q4 2012 NOI | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Property NOI [1]** | | | | | | | |
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.0% | 96.1% | $ 1,410 | $ 1,413 | $ (3) | (0.2)% |
| Southeast Michigan | 1,778 | 96.6% | 95.5% | 2,955 | 3,004 | (49) | (1.6)% |
| Western Michigan | 438 | 99.3% | 98.6% | 648 | 673 | (25) | (3.7)% |
| Central Ohio | 2,007 | 96.4% | 96.3% | 3,201 | 3,254 | (53) | (1.6)% |
| Northeast Ohio | 1,303 | 96.9% | 95.1% | 2,659 | 2,702 | (43) | (1.6)% |
| Total Midwest Properties | 6,362 | 96.8% | 96.0% | 10,873 | 11,046 | (173) | (1.6)% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Maryland | 315 | 95.9% | 96.8% | 926 | 937 | (11) | (1.2)% |
| Metro DC | 602 | 97.0% | 96.8% | 2,023 | 2,123 | (100) | (4.7)% |
| Northern Virginia | 1,272 | 96.4% | 95.6% | 4,006 | 4,115 | (109) | (2.6)% |
| Southeast Virginia | 864 | 95.0% | 95.7% | 2,085 | 2,120 | (35) | (1.7)% |
| Total Mid-Atlantic Properties | 3,053 | 96.1% | 96.0% | 9,040 | 9,295 | (255) | (2.7)% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Central Florida | 288 | 96.5% | 97.9% | 540 | 566 | (26) | (4.6)% |
| Southeast Florida | 1,206 | 96.0% | 96.4% | 2,673 | 2,757 | (84) | (3.0)% |
| Georgia | 354 | 98.0% | 96.3% | 619 | 642 | (23) | (3.6)% |
| Total Southeast Properties | 1,848 | 96.5% | 96.6% | 3,832 | 3,965 | (133) | (3.4)% |
| | | | | | | | |
| **Southwest Properties** | | | | | | | |
| Texas | 446 | 96.2% | 97.5% | 725 | 718 | 7 | 1.0 % |
| Total Southwest Properties | 446 | 96.2% | 97.5% | 725 | 718 | 7 | 1.0 % |
| **Total Same Community** | **11,709** | **96.6%** | **96.1%** | **24,470** | **25,024** | **(554)** | **(2.2)%** |
| | | | | | | | |
| **Acquisitions [3]** | | | | | | | |
| North Carolina | 760 | 96.2% | 94.3% | 1,681 | 1,613 | 68 | 4.2 % |
| Texas | 396 | 96.5% | 94.4% | 718 | 817 | (99) | (12.1)% |
| | | | | | | | |
| **Development** | | | | | | | |
| Tennessee | 242 | 97.9% | 97.1% | 720 | 762 | (42) | (5.5)% |
| | | | | | | | |
| Total Property NOI | 13,107 | 96.6% | 96.0% | $ 27,589 | $ 28,216 | $ (627) | (2.2)% |

(1) See page 27 for a reconciliation of net income (loss) attributable to AERC to this non-GAAP measurement and for our definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) We define acquisition properties as acquired properties which have been owned less than one year.

**Associated Estates Realty Corporation**
**First Quarter Property Revenue**
**For the Three Months Ended March 31, 2013 and 2012**
*(Unaudited; in thousands, except unit totals)*

| | No. of Units | 2013 Physical Occupancy [1] | 2012 Physical Occupancy [1] | Q1 2013 Revenue | Q1 2012 Revenue | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Property Revenue** | | | | | | | |
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.0% | 98.0% | $ 2,219 | $ 2,233 | $ (14) | (0.6)% |
| Southeast Michigan | 1,778 | 96.6% | 97.6% | 4,935 | 4,663 | 272 | 5.8 % |
| Western Michigan | 438 | 99.3% | 98.9% | 1,154 | 1,070 | 84 | 7.9 % |
| Central Ohio | 2,007 | 96.4% | 98.7% | 5,665 | 5,383 | 282 | 5.2 % |
| Northeast Ohio | 1,303 | 96.9% | 97.6% | 4,308 | 4,039 | 269 | 6.7 % |
| Total Midwest Properties | 6,362 | 96.8% | 98.1% | 18,281 | 17,388 | 893 | 5.1 % |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Maryland | 315 | 95.9% | 96.8% | 1,420 | 1,394 | 26 | 1.9 % |
| Metro DC | 602 | 97.0% | 95.2% | 2,964 | 2,848 | 116 | 4.1 % |
| Northern Virginia | 1,272 | 96.4% | 96.2% | 5,922 | 5,593 | 329 | 5.9 % |
| Southeast Virginia | 864 | 95.0% | 97.1% | 2,992 | 2,968 | 24 | 0.8 % |
| Total Mid-Atlantic Properties | 3,053 | 96.1% | 96.3% | 13,298 | 12,803 | 495 | 3.9 % |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Central Florida | 288 | 96.5% | 96.5% | 924 | 880 | 44 | 5.0 % |
| Southeast Florida | 1,206 | 96.0% | 96.7% | 4,771 | 4,662 | 109 | 2.3 % |
| Georgia | 354 | 98.0% | 96.9% | 1,112 | 1,062 | 50 | 4.7 % |
| Total Southeast Properties | 1,848 | 96.5% | 96.7% | 6,807 | 6,604 | 203 | 3.1 % |
| | | | | | | | |
| **Southwest Properties** | | | | | | | |
| Texas | 446 | 96.2% | 97.5% | 1,337 | 1,277 | 60 | 4.7 % |
| Total Southwest Properties | 446 | 96.2% | 97.5% | 1,337 | 1,277 | 60 | 4.7 % |
| **Total Same Community** | **11,709** | **96.6%** | **97.4%** | **39,723** | **38,072** | **1,651** | **4.3 %** |
| | | | | | | | |
| **Acquisitions [2]** | | | | | | | |
| North Carolina | 760 | 96.2% | N/A | 2,493 | N/A | 2,493 | N/A |
| Texas | 396 | 96.5% | N/A | 1,393 | N/A | 1,393 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Tennessee | 242 | 97.9% | N/A | 1,072 | 135 | 937 | 694.1 % |
| | | | | | | | |
| Total Property Revenue | 13,107 | 96.6% | 97.4% | $ 44,681 | $ 38,207 | $ 6,474 | 16.9 % |

(1)  Represents physical occupancy at the end of the quarter.

(2)  We define acquisition properties as acquired properties which have been owned less than one year.

**Associated Estates Realty Corporation**
**First Quarter Property Operating Expenses**
**For the Three Months Ended March 31, 2013 and 2102**
*(Unaudited; in thousands, except unit totals)*

| | No. of Units | 2013 Physical Occupancy [1] | 2012 Physical Occupancy [1] | Q1 2013 Expenses | Q1 2012 Expenses | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Property Operating Expenses** | | | | | | | |
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.0% | 98.0% | $ 809 | $ 863 | $ (54) | (6.3)% |
| Southeast Michigan | 1,778 | 96.6% | 97.6% | 1,980 | 1,923 | 57 | 3.0 % |
| Western Michigan | 438 | 99.3% | 98.9% | 506 | 475 | 31 | 6.5 % |
| Central Ohio | 2,007 | 96.4% | 98.7% | 2,464 | 2,333 | 131 | 5.6 % |
| Northeast Ohio | 1,303 | 96.9% | 97.6% | 1,649 | 1,522 | 127 | 8.3 % |
| Total Midwest Properties | 6,362 | 96.8% | 98.1% | 7,408 | 7,116 | 292 | 4.1 % |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Maryland | 315 | 95.9% | 96.8% | 494 | 487 | 7 | 1.4 % |
| Metro DC | 602 | 97.0% | 95.2% | 941 | 960 | (19) | (2.0)% |
| Northern Virginia | 1,272 | 96.4% | 96.2% | 1,916 | 1,866 | 50 | 2.7 % |
| Southeast Virginia | 864 | 95.0% | 97.1% | 907 | 1,015 | (108) | (10.6)% |
| Total Mid-Atlantic Properties | 3,053 | 96.1% | 96.3% | 4,258 | 4,328 | (70) | (1.6)% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Central Florida | 288 | 96.5% | 96.5% | 384 | 360 | 24 | 6.7 % |
| Southeast Florida | 1,206 | 96.0% | 96.7% | 2,098 | 2,075 | 23 | 1.1 % |
| Georgia | 354 | 98.0% | 96.9% | 493 | 462 | 31 | 6.7 % |
| Total Southeast Properties | 1,848 | 96.5% | 96.7% | 2,975 | 2,897 | 78 | 2.7 % |
| | | | | | | | |
| **Southwest Properties** | | | | | | | |
| Texas | 446 | 96.2% | 97.5% | 612 | 618 | (6) | (1.0)% |
| Total Southwest Properties | 446 | 96.2% | 97.5% | 612 | 618 | (6) | (1.0)% |
| **Total Same Community** | **11,709** | **96.6%** | **97.4%** | **15,253** | **14,959** | **294** | **2.0 %** |
| | | | | | | | |
| **Acquisitions [2]** | | | | | | | |
| North Carolina | 760 | 96.2% | N/A | 812 | N/A | 812 | N/A |
| Texas | 396 | 96.5% | N/A | 675 | N/A | 675 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Tennessee | 242 | 97.9% | N/A | 352 | 113 | 239 | 211.5 % |
| | | | | | | | |
| Total Property Operating Expenses | 13,107 | 96.6% | 97.4% | $ 17,092 | $ 15,072 | $ 2,020 | 13.4 % |

(1)     Represents physical occupancy at the end of the quarter.

(2)     We define acquisition properties as acquired properties which have been owned less than one year.

**Associated Estates Realty Corporation**
**First Quarter Property Net Operating Income (Property NOI)**
**For the Three Months Ended March 31, 2013 and 2012**
*(Unaudited; in thousands, except unit totals)*

| | No. of Units | 2013 Physical Occupancy [2] | 2012 Physical Occupancy [2] | Q1 2013 NOI | Q1 2012 NOI | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Property NOI [1]** | | | | | | | |
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.0% | 98.0% | $ 1,410 | $ 1,370 | $ 40 | 2.9% |
| Southeast Michigan | 1,778 | 96.6% | 97.6% | 2,955 | 2,740 | 215 | 7.8% |
| Western Michigan | 438 | 99.3% | 98.9% | 648 | 595 | 53 | 8.9% |
| Central Ohio | 2,007 | 96.4% | 98.7% | 3,201 | 3,050 | 151 | 5.0% |
| Northeast Ohio | 1,303 | 96.9% | 97.6% | 2,659 | 2,517 | 142 | 5.6% |
| Total Midwest Properties | 6,362 | 96.8% | 98.1% | 10,873 | 10,272 | 601 | 5.9% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Maryland | 315 | 95.9% | 96.8% | 926 | 907 | 19 | 2.1% |
| Metro DC | 602 | 97.0% | 95.2% | 2,023 | 1,888 | 135 | 7.2% |
| Northern Virginia | 1,272 | 96.4% | 96.2% | 4,006 | 3,727 | 279 | 7.5% |
| Southeast Virginia | 864 | 95.0% | 97.1% | 2,085 | 1,953 | 132 | 6.8% |
| Total Mid-Atlantic Properties | 3,053 | 96.1% | 96.3% | 9,040 | 8,475 | 565 | 6.7% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Central Florida | 288 | 96.5% | 96.5% | 540 | 520 | 20 | 3.8% |
| Southeast Florida | 1,206 | 96.0% | 96.7% | 2,673 | 2,587 | 86 | 3.3% |
| Georgia | 354 | 98.0% | 96.9% | 619 | 600 | 19 | 3.2% |
| Total Southeast Properties | 1,848 | 96.5% | 96.7% | 3,832 | 3,707 | 125 | 3.4% |
| | | | | | | | |
| **Southwest Properties** | | | | | | | |
| Texas | 446 | 96.2% | 97.5% | 725 | 659 | 66 | 10.0% |
| Total Southwest Properties | 446 | 96.2% | 97.5% | 725 | 659 | 66 | 10.0% |
| **Total Same Community** | **11,709** | **96.6%** | **97.4%** | **24,470** | **23,113** | **1,357** | **5.9%** |
| | | | | | | | |
| **Acquisitions [3]** | | | | | | | |
| North Carolina | 760 | 96.2% | N/A | 1,681 | N/A | 1,681 | N/A |
| Texas | 396 | 96.5% | N/A | 718 | N/A | 718 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Tennessee | 242 | 97.9% | N/A | 720 | 22 | 698 | 3,172.7% |
| | | | | | | | |
| Total Property NOI | 13,107 | 96.6% | 97.4% | $ 27,589 | $ 23,135 | $ 4,454 | 19.3% |

(1)  See page 27 for a reconciliation of net income (loss) attributable to AERC to this non-GAAP measurement and for our definition of this non-GAAP measurement.

(2)  Represents physical occupancy at the end of the quarter.

(3)  We define acquisition properties as acquired properties which have been owned less than one year.

**Associated Estates Realty Corporation**
**Debt Structure**
**As of March 31, 2013**
*(Dollar amounts in thousands)*

| | Balance Outstanding March 31, 2013 | Percentage of Total Debt | Weighted Average Interest Rate |
|---|---|---|---|
| **Fixed Rate Debt:** | | | |
| Secured | $ 375,255 | 55.6% | 5.4% |
| Unsecured - notes | 150,000 | 22.2% | 4.3% |
| Total Fixed Rate Debt | 525,255 | 77.8% | 5.1% |
| | | | |
| **Variable Rate Debt Hedged:** | | | |
| Unsecured - term loan [1] | 125,000 | 18.5% | 1.9% |
| Total Variable Rate Debt Hedged | 125,000 | 18.5% | 1.9% |
| | | | |
| **Variable Rate Debt Unhedged:** | | | |
| Unsecured - term loan | 25,000 | 3.7% | 1.9% |
| Total Variable Rate Debt Unhedged | 25,000 | 3.7% | 1.9% |
| | | | |
| **TOTAL DEBT** | $ 675,255 | 100.0% | 4.4% |
| | | | |
| Interest coverage ratio [2] | 2.99:1 | | |
| Fixed charge coverage ratio [3] | 2.99:1 | | |
| Weighted average maturity | 5.0 years | | |

| **Scheduled Principal Maturities:** | Secured | Unsecured | Total |
|---|---|---|---|
| 2013 | $ 130,082 | $ — | $ 130,082 |
| 2014 | 44,538 | — | 44,538 |
| 2015 | 20,222 | — | 20,222 |
| 2016 | 43,381 | — | 43,381 |
| 2017 | — | — | — |
| Thereafter | 137,032 | 300,000 | 437,032 |
| **Total** | $ 375,255 | $ 300,000 | $ 675,255 |
| | | | |
| | 55.6% | 44.4% | 100.0% |

(1) The Company entered into a forward starting swap in December 2011 fixing the rate beginning in June 2013 until June 2016 at a rate of 1.26% plus the credit spread which was 1.70% as of March 31, 2013, or an all-in rate of 2.96%. Additionally, the Company entered into a forward starting swap in April 2013 fixing the rate beginning June 2016 at a rate of 1.55% plus the credit spread which was 1.70% as of March 31, 2013, or an all-in rate of 3.25% until the loan matures in January 2018.

(2) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/credits. Individual line items in this calculation include results from discontinued operations where applicable. See page 26 for a reconciliation of net income (loss) available to common shares to EBITDA and our definition of EBITDA.

(3) Represents interest expense, including capitalized interest and preferred stock dividend payment coverage, excluding costs/refunds. Individual line items in this calculation include discontinued operations where applicable.

**Associated Estates Realty Corporation**
**2013 Financial Outlook**
**As of April 23, 2013**

**This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.**

| | |
|---|---|
| **Earnings Guidance Per Common Share** | |
| Expected net income attributable to AERC | $0.77 to $0.81 |
| Expected real estate depreciation and amortization | $1.13 |
| Expected gains on disposition of properties | -0.61 |
| Expected Funds from Operations (1) | $1.29 to $1.33 |
| | |
| **Same Community Portfolio** | |
| Revenue growth | 4.0% to 5.0% |
| Expense growth | 2.0% to 3.0% |
| Property NOI (2) growth | 5.25% to 6.25% |
| | |
| **Transactions** | |
| Acquisitions | $0 to $100.0 million |
| Dispositions | $63.2 to $100.0 million |
| Development | $60.0 to $70.0 million |
| | |
| **Corporate Expenses** | |
| General and administrative expense | $17.5 to $18.0 million |
| Development costs | $0.8 to $1.2 million |
| Costs associated with acquisitions | $0 to $0.2 million |
| | |
| **Debt** | |
| Capitalized interest | $2.5 million |
| Expensed interest (3) | $29.9 to $30.2 million |
| | |
| **Capital Structure (4)** | |
| Weighted average shares outstanding | 50.3 million |

(1) See page 25 for our definition of this non-GAAP measurement.

(2) See page 27 for our definition of this non-GAAP measurement.

(3) Includes $2.1 million of deferred financing costs.

(4) Earnings guidance reflects no additional common share issuances.

**Associated Estates Realty Corporation**
**Definitions of Non-GAAP Financial Measures**

The foregoing supplemental financial data includes certain non-GAAP financial measures that we believe are helpful in understanding our business, as further described below. Our definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

## Funds from Operations ("FFO")

We define FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, and excludes impairment write-downs of depreciable real estate and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

## Funds from Operations ("FFO") as Adjusted

We define FFO as adjusted as FFO, as defined above, excluding $1.7 million of prepayment costs associated with debt repayments and $(279) of refunds for a previously defeased loan for the three months ended March 31, 2012. In accordance with GAAP, these prepayment penalties and refunds on the previously defeased loan are included in interest expense in the Company's Consolidated Statement of Operations and Comprehensive Income. We are providing this calculation as an alternative FFO calculation as we consider it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

## Funds Available for Distribution ("FAD")

We define FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. We consider FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land, depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

**Earnings Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA")**

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We consider EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation, income taxes and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net income (loss) applicable to common shares to EBITDA.

| (In thousands) | | Three Months Ended March 31, | |
| --- | ---: | ---: | ---: |
| | | 2013 | 2012 |
| | | | |
| Net income (loss) applicable to common shares | $ | 10,298 | $ (2,081) |
| Allocation to participating securities | | 48 | — |
| Interest expense [1] | | 7,421 | 9,553 |
| Depreciation and amortization | | 14,561 | 13,231 |
| (Gain) loss on disposition of properties | | (8,796) | 40 |
| Income taxes | | 102 | 76 |
| **Total EBITDA** | $ | 23,634 | $ 20,819 |

(1)   The three months ended March 31, 2012, include $1.7 million of prepayment costs and $(279) for refunds on a previously defeased loan.

**Net Operating Income ("NOI")**

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and construction and other services expense from total revenue. We consider NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

**Associated Estates Realty Corporation**
**Definitions of Non-GAAP Financial Measures**

## Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. We consider Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance.  Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net income (loss) attributable to AERC.

| | | Three Months Ended March 31, | | |
|---|---|---|---|---|
| *(In thousands)* | | 2013 | | 2012 |
| | | | | |
| Property NOI | $ | 27,589 | $ | 23,135 |
| Office NOI | | 312 | | — |
| Construction and other services net loss | | — | | (70) |
| Depreciation and amortization | | (14,383) | | (11,874) |
| General and administrative expense | | (4,958) | | (4,369) |
| Development costs | | (262) | | (310) |
| Interest expense | | (7,421) | | (9,308) |
| Income (loss) from continuing operations | | 877 | | (2,796) |
| Income from discontinued operations: | | | | |
| Operating Income, net of interest expense | | 690 | | 750 |
| Gain (loss) on disposition of properties | | 8,796 | | (40) |
| Income from discontinued operation | | 9,486 | | 710 |
| Net income (loss) | | 10,363 | | (2,086) |
| Net (income) loss attributable to noncontrolling redeemable interest | | (17) | | 5 |
| Consolidated net income (loss) attributable to AERC | $ | 10,346 | $ | (2,081) |

## Recurring Fixed Asset Additions

We consider recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

## Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

We consider investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable us to increase rents.

## Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.